Greenbriar Capital Corp.
Greenbriar Capital Holdco Inc.
Greenbriar Capital (US) LLC

632 Foster Avenue, Coquitlam, British Columbia, Canada V3J 2L7
Phone: 949.903.5906    Fax: 604.608.9572
www.greenbriarcapitalcorp.ca

NEWS RELEASE

GREENBRIAR CAPITAL CORPORATE UPDATE

March 8th, 2023	Trading Symbol: Toronto Venture Exchange: GRB US OTC Market: GEBRF

March 8th, 2023 - Newport Beach, CA - Greenbriar Capital Corp. ("Greenbriar") is pleased to announce the following updates:

Sage Ranch

Greenbriar is providing our project lender all of the final Sage Ranch project documents for the first tranche of our USD $40 million project loan package. We expect to start construction a few weeks after the approval of the PDP and permits. The first tranche will include funding for all the onsite and offsite improvements including water purchases, grading, roads, traffic lights, sidewalks, sewer, water, dry electrical, parks, clubhouse, soccer field and swimming pool. Sage Ranch is moving ahead full speed. Greenbriar is working with engineers to have Sage Ranch certified as a green community due to solar panel roofs, smart meters, recycled gray water, all electric low energy use appliances, and location of adjacent high school, middle school and elementary school. (a near-zero driving carbon footprint)

Montalva Solar Project

Greenbriar has reviewed and approved the proposed settlement agreement.

On February 10, 2023, PBJL ENERGY ("Greenbriar") and PREPA filed a Joint Motion with the Puerto Rico Energy Bureau stating that both parties are in the process of reaching an agreement in principle that would allow them to end the case shortly and to complete the process, including drafting the settlement agreement to obtain all the necessary regulatory approvals.  Both parties are working in good faith to move the Montalva Project forward through the process within the Puerto Rico Energy Bureau.

"Greenbriar Capital Corp. was recognized as a TSX Venture 50® company in 2014.

TSX Venture 50 is a trade-mark of TSX Inc. and is used under license."

Toronto Venture Exchange Symbol: GRB | US OTC Symbol: GEBRF

Green Credit Program

Greenbriar executed several months ago a formal and substantial agreement to provide certified green credits to a leading on-line consumer company with millions of followers and potential customers. The program will formally launch in April, as the back-end accounting and systems was created to manage the program. Details of the program and its significance will be released in April.  This contract was one of the reasons for the trading black-out. This is a one of a kind program anywhere in the world.

About Greenbriar Capital Corp:

Greenbriar is a leading ESG Alternative Asset developer of renewable energy and sustainable real estate. With long-term, high impact, contracted sales agreements in key project locations and led by a successful, industry-recognized operating and development team, Greenbriar targets deep valued assets directed at accretive shareholder value.

ON BEHALF OF THE BOARD OF DIRECTORS

"Jeffrey J. Ciachurski"
Jeffrey J. Ciachurski

Chief Executive Officer and Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this release. Neither the TSX Venture Exchange nor its Regulation Service Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This press release may contain forward-looking statements. All statements, other than statements of historical fact, constitute "forward-looking statements" and include any information that addresses activities, events or developments that the Company believes, expects or anticipates will or may occur in the future including the Company's strategy, plans or future financial or operating performance and other statements that express management's expectations or estimates of future performance.

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"Greenbriar Capital Corp. was recognized as a TSX Venture 50® company in 2014.

TSX Venture 50 is a trade-mark of TSX Inc. and is used under license."

Toronto Venture Exchange Symbol: GRB | US OTC Symbol: GEBRF